Exhibit 21.1

SUBSIDIARIES OF CARLOTZ, INC.

The following are the subsidiaries of CarLotz, Inc. as of December 16, 2020:

Subsidiary	Jurisdiction of Organization

Orange Grove Fleet Solutions, LLC	Virginia

Orange Peel, LLC	Virginia

Orange Peel Reinsurance Company, Ltd.	Turks and Caicos Islands, British West Indies

Orange Peel Protection Reinsurance, Ltd	Turks and Caicos Islands, British West Indies